UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated December 5, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
Director Dealings

Johannesburg, 5 December 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL)
in compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE
Limited ("the Listings Requirements") hereby advises shareholders that Messrs NJ Froneman and C Keyter, Chief Executive Officer and Chief Financial Officer of Sibanye Gold Limited
have retained and/ or sold Bonus Shares which were granted on 1 March 2019 (“the Grant
Date”) in terms of The Sibanye Gold Limited 2017 Share Plan. Bonus Shares awarded to
Messrs Froneman and Keyter were sold in order to settle the associated tax liability.
Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares to cover associated tax liability
Transaction Date 2 December 2019
Number of Shares 67 956
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price –
R28.8500
R29.4500
R29.1701
Total Value R1 982 283.31
Vesting Period Vest in equal parts, 9 months and 18 months after the Grant Date
Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction Retention of bonus shares awarded on 1 March 2019
Transaction Date 2 December 2019
Number of Shares 78 188
Class of Security Ordinary Shares
Market Price per share:
Low –
High –
sell price –
R28.8500
R29.4500
R29.1701
Total Value R2 280 751.78
Vesting Period Vest in equal parts, 9 months and 18 months after the Grant Date

Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares to cover associated tax liability
Transaction Date 3 December 2019
Number of ADRs 3 005
Class of Security ADR
Market Price per ADR:
Low –
High –
sell price –
$8.6150
$8.8800
$8.6670
Total Value $26 044.33
Vesting Period Vest in equal parts, 9 months and 18 months after the Grant Date
Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction Retention of bonus shares awarded on
1 March 2019
Transaction Date 3 December 2019
Number of ADRs 7 440
Class of Security ADR
Market Price per ADR: $7.9600
Total Value $59 222.40
Vesting Period Vest in equal parts, 9 months and 18 months
after the Grant Date
Name
C Keyter
Position Chief Financial Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares to cover associated tax liability
Transaction Date 2 December 2019
Number of Shares 42 785
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price –
R28.8500
R29.4500
R29.1701
Total Value R1 248 042.73
Vesting Period Vest in equal parts, 9 months and 18 months after the Grant Date
Name
C Keyter
Position Chief Financial Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction Retention of bonus shares awarded on 1 March 2019

Transaction Date 2 December 2019
Number of Shares 49 227
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price –
R28.8500
R29.4500
R29.1701
Total Value R1 435 956.51
Vesting Period Vest in equal parts, 9 months and 18 months after the Grant Date
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Dealing in securities by directors of major subsidiaries
In compliance with paragraphs 3.63 to 3.66 of the Listings Requirements, shareholders are further advised that directors of major subsidiaries of Sibanye-Stillwater being Mr
Chris Bateman and Dr Richard Stewart, Executive Directors of Stillwater Mining Company
have retained and/ or sold Bonus and Performance Shares which were granted on 1 March
2019 (“the Grant Date”) in terms of The Sibanye Gold Limited 2017 Share Plan.
Name
CM Bateman
Position Executive Director
Company Stillwater Mining Company
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares
Transaction Date 3 December 2019
Number of ADRs 24 085
Class of Security ADR
Market Price per ADR:
Low –
High –
sell price -
$8.6150
$8.8800
$8.6944
Total Value $209 404.62
Vesting Period Vest in equal parts, 9 months and 18 months after the Grant Date
Name
RA Stewart
Position Executive Director
Company Stillwater Mining Company
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares to cover associated tax liability
Transaction Date 2 December 2019
Number of shares 25 247
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -
R28.8500
R29.4500
R29.1701
Total Value R736 457.51
Vesting Period Vest in equal parts, 9 months and 18 months after the Grant Date

Name
RA Stewart
Position ExecutiveDirector
Company Stillwater Mining Company
Nature of interest Direct and Beneficial
Nature of transaction Retention of bonus shares awarded on 1 March 2019
Transaction Date 2 December 2019
Number of shares 29 048
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price –
R28.8500
R29.4500
R29.1701
Total Value R847 333.06
Vesting Period Vest in equal parts, 9 months and 18 months after the Grant Date
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Dealing in securities by prescribed officers of the Company
In compliance with paragraphs 3.63 to 3.66 of the Listings Requirements, shareholders are further advised that the following prescribed officers of the Company have retained and/ or sold Bonus and Performance Shares which were granted on 1 March 2019 (“the Grant Date”)
in terms of The Sibanye Gold Limited 2017 Share Plan.
Name
D Mostert
Position EVP: Organisational Effectiveness
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares
Transaction Date 2 December 2019
Number of shares 51 076
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price –
R28.8500
R29.4500
R29.1701
Total Value R1 489 892.03
Vesting Period Vest in equal parts, 9 months and 18 months after the Grant Date

Name
H Dikgale
Position EVP: Legal and Compliance
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares to cover associated tax liability
Transaction Date 2 December 2019
Number of shares 20 416
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price –
R28.8500
R29.4500
R29.1701
Total Value R595 536.76
Vesting Period Vest in equal parts, 9 months and 18 months after the Grant Date
Name
H Dikgale
Position EVP: Legal and Compliance
Nature of interest Direct and Beneficial
Nature of transaction Retention of bonus shares awarded on 1 March 2019
Transaction Date 2 December 2019
Number of shares 23 491
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price –
R28.8500
R29.4500
R29.1701
Total Value R685 234.82
Vesting Period Vest in equal parts, 9 months and 18 months after the Grant Date
Name
R van Niekerk
Position EVP: SA Platinum Operations
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares
Transaction Date 2 December 2019
Number of shares 69 955
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price –
R28.8500
R29.4500
R29.1701
Total Value R2 040 595.34
Vesting Period Vest in equal parts, 9 months and 18 months
after the Grant Date

Name
S Bessit
Position EVP: SA Gold Operations
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares to cover associated tax liability
Transaction Date 2 December 2019
Number of shares 18 746
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price –
R28.8500
R29.4500
R29.1701
Total Value R546 822.69
Vesting Period Vest in equal parts, 9 months and 18 months after the Grant Date
Name
S Bessit
Position EVP: SA Gold Operations
Nature of interest Direct and Beneficial
Nature of transaction Retention of bonus shares awarded on 1 March 2019
Transaction Date 2 December 2019
Number of shares 21 569
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price –
R28.8500
R29.4500
R29.1701
Total Value R629 169.89
Vesting Period Vest in equal parts, 9 months and 18 months after the Grant Date

Name
T Nkosi
Position EVP: Corporate Affairs
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares
Transaction Date 2 December 2019
Number of shares 43 635
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price –
R28.8500
R29.4500
R29.1701
Total Value R1 272 837.31
Vesting Period Vest in equal parts, 9 months and 18 months after the Grant Date

Name
W Robinson
Position EVP: Group Technical
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares to cover associated tax liability
Transaction Date 2 December 2019
Number of shares 24 637
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price –
R28.8500
R29.4500
R29.1701
Total Value R718 663.75
Vesting Period Vest in equal parts, 9 months and 18 months after the Grant Date
Name
W Robinson
Position EVP: Group Technical
Nature of interest Direct and Beneficial
Nature of transaction Retention of bonus shares awarded on 1 March 2019
Transaction Date 2 December 2019
Number of shares 28 347
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price –
R28.8500
R29.4500
R29.1701
Total Value R826 884.82
Vesting Period Vest in equal parts, 9 months and 18 months after the Grant Date

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

Contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act
of 1995. These forward-looking statements, including, among others, those relating to Sibanye
Gold Limited’s (trading as Sibanye-Stillwater) (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of
Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”,
“forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated Report and Annual Financial Report,
published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785). Readers are
cautioned not to place undue reliance on such statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: December 5, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer